                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                               (AMENDMENT NO. 2)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        MERIDIAN INSURANCE GROUP, INC.
                      (Name of Subject Company (Issuer))

               AMERICAN UNION INSURANCE COMPANY (OFFEROR PARENT)
          MERIDIAN INSURANCE GROUP ACQUISITION CORPORATION (OFFEROR)
              GREGORY M. SHEPARD (SHAREHOLDER OF OFFEROR PARENT)
               TRACY M. SHEPARD (SHAREHOLDER OF OFFEROR PARENT)
                     (Names of Filing Persons (Offerors))

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  589644-10-3
                     (CUSIP Number of Class of Securities)

                              Gregory M. Shepard
                       2205 East Empire Street, Suite A
                          Bloomington, Illinois 61704
                           Telephone: (309) 661-1793
                           Facsimile: (309) 661-1797
         (Name, Address and Telephone Numbers of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                              Eric M. Fogel, Esq.
                         Duane, Morris & Heckscher LLP
                          227 West Monroe, Suite 3400
                            Chicago, Illinois 60606
                           Telephone: (312) 499-6700
                           Facsimile: (312) 499-6701

                           Calculation of Filing Fee

       Transaction                                                  Amount of
        valuation*                                                  filing fee
       -----------                                                  ----------
      $74,644,225.00                                                $14,928.85

--------
* For purposes of calculating filing fee only. This amount is based on the offer to purchase 2,985,769 of the outstanding shares of common stock, no par value, of Meridian Insurance Group, Inc. (the "Shares"), at a purchase price per Share of $25.00 cash per Share. The amount of the filing fee, which was calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

  Amount Previously Paid: $25,176.04

  Form or Registration No.: Schedule TO

  Filing Party: American Union Insurance Company (Offeror Parent) and Meridian Insurance Group Acquisition Corporation

  Date Filed: August 30, 2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                   AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

   This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), as previously amended by Amendment No. 1, filed with the Commission on September 14, 2000, by Parent, Purchaser and the Shepards, relates to the offer by American Union Insurance Company, an Illinois stock insurance company ("Parent"), Meridian Insurance Group Acquisition Corporation, an Illinois corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Gregory M. Shepard and Tracy M. Shepard, the sole shareholders of Parent (the "Shepards"), to purchase shares of common stock, no par value per share, ("Common Stock" or the "Shares") of Meridian Insurance Group, Inc., an Indiana corporation (the "Company"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 31, 2000 (the "Offer to Purchase") a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO filed on August 30, 2000, as supplemented by the supplement thereto dated September 18, 2000 (the "Supplement") and filed herewith as Exhibit (a)(1)(K) and in the related Amended Letters of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1. Summary Term Sheet.

   Item 1 is hereby amended and supplemented by reference to Section 1 of the Supplement, which is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The name of the subject company is Meridian Insurance Group, Inc., an Indiana corporation. The Company's principal executive offices are located at 2955 North Meridian Street, Indianapolis, Indiana 46208-4788 and its telephone number is (317) 931-7000.

Item 3. Identity and Background of Filing Person.

   Item 3, part (a), (b) and (c), is hereby amended and supplemented by reference to the "Introduction" and Section 9 ("Certain Information Concerning Purchaser, the Shepards and Parent") of the Supplement, which is incorporated herein by reference.

Item 4. Terms of the Transaction.

   Item 4, part (a)(1)(i)-(v), is hereby amended and supplemented by reference to the "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") of the Supplement, which is incorporated herein by reference.

   Item 4, part (a)(1)(vi)-(vii), is hereby amended and supplemented by reference to Section 3 ("Procedures for Accepting the Offer and Tendering Common Shares") and Section 4 ("Withdrawal Rights") of the Supplement, which is incorporated herein by reference.

   Item 4, part (a)(1)(viii), is hereby amended and supplemented by reference to Section 2 ("Acceptance for Payment and Payment for Common Shares") of the Supplement, which is incorporated herein by reference.

   Item 4, part (a)(1)(ix)-(xi), is hereby amended and supplemented by reference to Section 2 ("Acceptance for Payment and Payment for Common Shares") of the Supplement, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

   Item 6, part (a) and (c)(1)-(7), is hereby amended and supplemented by reference to Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") of the Supplement, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

   Item 7, part (a), (b) and (d), is hereby amended and supplemented by reference to Section 10 ("Source and Amount of Funds") of the Supplement, which is incorporated herein by reference.

Item 10. Financial Statements.

   Item 10 is hereby amended and supplement by inserting the following before the existing text:

     "Gregory M. Shepard's net worth immediately prior to the commencement of the Offer was approximately $56.1 million consisting of assets of $101.6 million and liabilities of $45.5 million. Gregory M. Shepard's principal assets are his stock in Parent and the Company and investment real estate. Tracy M. Shepard's net worth immediately prior to the commencement of the Offer was approximately $73.8 million consisting of assets of $79 million and liabilities of $5.2 million. Tracy M. Shepard's principal assets are his stock in Parent and investment real estate.

     Financial statements prepared on a generally accepted accounting principles ("GAAP") basis are not available or obtainable for Parent because Parent is a property and casualty insurance company organized under the laws of the State of Illinois and, as such, prepares and files annual and quarterly financial statements with the Illinois Department of Insurance (the "Department") on the basis of accounting practices prescribed or permitted by the Department ("Statutory Accounting Principles"). These statements have not been audited, and cannot be audited without unreasonable cost or expense. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as publications by the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompasses all accounting practices that are not prescribed. Such practices may differ from state to state, and may differ from company to company within a state. Parent does not prepare financial statements under GAAP. A reconciliation of the Parent's financial statements prepared in accordance with Statutory Accounting Principles to GAAP is not available or obtainable without unreasonable cost or expense.

     The following is a narrative description of the material ways in which Statutory Accounting Principles differ from GAAP:

     (1) Insurance premiums are taken into income on a pro rata basis over periods covered by the policies, while expenses incurred in issuing the policies are immediately charged to operations.

     (2) "Nonadmitted assets" are charged against surplus rather than being reported as assets in the statutory statements of admitted assets, liabilities and capital and surplus.

     (3) A liability for premium and loss recoverables in excess of funds held on account of reinsurance with unauthorized companies is charged against surplus in accordance with statutory requirements.

     (4) Ceded reinsurance balances are netted against direct and assumed balances on the face of the statutory statements of admitted assets, liabilities and capital and surplus, rather than shown gross.

     (5) Investments in stock of subsidiaries are carried on the equity method for statutory reporting purposes rather than consolidated. Adjustments reflecting the equity in earnings of subsidiaries are reported in the capital and surplus section as net unrealized capital gains rather than income. Any dividends paid by a subsidiary to its parent company are treated as investment income for statutory reporting purposes.

     (6) The provision for federal income taxes does not consider the impact of deferred taxes.

     (7) Bonds and sinking fund preferred stocks are generally carried at amortized cost and cost, respectively, regardless of planned level of portfolio activity.

     (8) The statement of cash flow is presented in the format prescribed by the NAIC rather than the format prescribed by Statement of Financial Accounting Standards No. 95.

     (9) There is no separate presentation of comprehensive income representing all nonowner changes in surplus as is required by GAAP.

    (10) For statutory accounting purposes, policyholder dividends are accrued as a liability when declared by the company's board of directors, following the expiration of the policy. The estimated liability for undeclared policyholder dividends on inforce policies is segregated in special surplus funds within capital and surplus. For GAAP purposes, dividends are accrued proratably on all participating policies as premium is earned."

Item 11. Additional Information.

   Item 11, part (a), is hereby amended and supplemented by reference to the "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations"), and Section 15 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation") of the Supplement, which is herein incorporated by reference.

Item 12. Exhibits.

     (a)(1)(A) Offer to Purchase, dated August 31, 2000.*
     (a)(1)(B) Letter of Transmittal.*
     (a)(1)(C) Notice of Guaranteed Delivery.*
     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and other Nominees.*
     (a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
     (a)(1)(F) Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.*
     (a)(1)(G) Press Releases issued by Parent, dated August 30, 2000.*
     (a)(1)(H) Press Release issued by Parent, dated September 5, 2000.*
     (a)(1)(I) Press Release issued by Parent, dated September 6, 2000.*
     (a)(1)(J) Press Release issued by Parent, dated September 11, 2000.*
     (a)(1)(K) Supplement to Offer to Purchase, dated September 18, 2000.
     (a)(1)(L) Amended Letter of Transmittal.
     (a)(1)(M) Notice of Guaranteed Delivery.
     (a)(1)(N) Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and other Nominees.
     (a)(1)(O) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
     (a)(1)(P) Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
     (a)(1)(Q) Press Release issued by Parent, dated September 18, 2000.
     (a)(1)(R) Summary Advertisement, dated September 18, 2000.
     (b)       None or not applicable.
     (d)       None or not applicable.
     (g)       None or not applicable.
     (h)       None or not applicable.
     99.1 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1998.*
     99.2 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1999.*
     99.3 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for the six months ended June 30, 2000.*

--------
 * Previously filed.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000

                                          American Union Insurance Company

                                                 /s/ Gregory M. Shepard
                                          _____________________________________
                                                       (Signature)

                                              Gregory M. Shepard, President
                                          _____________________________________
                                                    (Name and Title)

                                                   September 18, 2000
                                          _____________________________________
                                                         (Date)

                                          Meridian Insurance Group Acquisition
                                           Corporation

                                                 /s/ Gregory M. Shepard
                                          _____________________________________
                                                       (Signature)

                                              Gregory M. Shepard, President
                                          _____________________________________
                                                    (Name and Title)

                                                   September 18, 2000
                                          _____________________________________
                                                         (Date)

                                                 /s/ Gregory M. Shepard
                                          _____________________________________
                                                       (Signature)

                                                   September 18, 2000
                                          _____________________________________
                                                         (Date)

                                                  /s/ Tracy M. Shepard
                                          _____________________________________
                                                       (Signature)

                                                   September 18, 2000
                                          _____________________________________
                                                         (Date)

                                 EXHIBIT INDEX

  Exhibit
  Number                                                                   Page
  -------                                                                  ----

 (a)(1)(A) Offer to Purchase, dated August 31, 2000.*
 (a)(1)(B) Letter of Transmittal.*
 (a)(1)(C) Notice of Guaranteed Delivery.*
 (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
 (a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.*
 (a)(1)(G) Press Releases issued by Parent, dated August 30, 2000.*
 (a)(1)(H) Press Release issued by Parent, dated September 5, 2000.*
 (a)(1)(I) Press Release issued by Parent, dated September 6, 2000.*
 (a)(1)(J) Press Release issued by Parent, dated September 11, 2000.*
 (a)(1)(K) Supplement to Offer to Purchase, dated September 18, 2000.
 (a)(1)(L) Amended Letter of Transmittal.
 (a)(1)(M) Notice of Guaranteed Delivery.
 (a)(1)(N) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
 (a)(1)(O) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
 (a)(1)(P) Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
 (a)(1)(Q) Press Release issued by Parent, dated September 18, 2000.
 (a)(1)(R) Summary Advertisement, dated September 18, 2000.
 (b)       None or not applicable.
 (d)       None or not applicable.
 (g)       None or not applicable.
 (h)       None or not applicable.
 99.1 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1998.*
 99.2 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1999.*
 99.3 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for the six months ended June 30, 2000.*

--------
*  Previously filed.